Stan J.H. Lee, CPA 2160 North Central Rd Suite 203 t Fort Lee t NJ 07024 P.O. Box 436402t San Diegot CA 92143-6402 619-623-7799 t Fax 619-564-3408 t stan2u@gmail.com

To Whom It May Concerns:

The firm of Stan J.H. Lee, Certified Public Accountants,  consents to the inclusion of our report of April 13, 2011, on the audited financial statements of Advanced Credit Technologies Inc. as of December 31, 2010, 2009 ( restated)  and 2008 ( restated) and for the years ended December 31, 2010 and 2009 (restated) and the period beginning February 25, 2008 (inception) to December 31, 2008 ( restated)  in S-1/A Amendment No 2 that are necessary now or in the near future with the U.S. Securities and Exchange Commission. The firm also consents to being deemed as expert in connection with this filing.

Very truly yours,

/s/ Stan J.H. Lee, CPA
______________________

Stan J.H. Lee, CPA
April 13, 2011
Fort Lee, NJ 07024